Exhibit 23.1

The Board of Directors
Data Systems Network Corporation

We consent to the incorporation by reference in this Form S-3 registration statement (333-20531) of Data Systems Network Corporation of our report dated March 4, 1997, relating to the balance sheets of Data Systems Network Corporation as of December 31, 1996 and 1995 and the related statements of operations, stockholders' equity and cash flows for the years then ended, and our report on the accompanying financial statement schedules, which reports appear in the December 31, 1996 annual report on Form 10-K of Data Systems Network Corporation and to the reference to our firm under the heading "Experts" in the prospectus.


                             /S/ KPMG Peat Marwick LLP

Detroit, Michigan
April 14, 1997